EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended		Nine Months Ended
(in millions, except per share amounts)	September 30,		September 30,
	2008	2007	2008	2007

Net income	$304	$278	$821	$803
Less: distributed earnings to common shareholders	140	127	419	379
Undistributed earnings	$164	$151	$402	$424

Common shareholders earnings
Basic
Distributed earnings to common shareholders	$140	$127	$419	$379
Undistributed earnings allocated to common shareholders	156	143	382	402
Total common shareholders earnings, basic	$296	$270	$801	$781
Diluted
Distributed earnings to common shareholders	$140	$127	$419	$379
Undistributed earnings allocated to common shareholders	156	143	382	402
Total common shareholders earnings, diluted	$296	$270	$801	$781

Weighted average common shares outstanding, basic	357	352	356	350
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, basic	376	371	375	369

Weighted average common shares outstanding, basic	357	352	356	350
Employee share-based compensation	1	1	1	2
Weighted average common shares outstanding, diluted	358	353	357	352
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, diluted	377	372	376	371

Net earnings per common share, basic
Distributed earnings, basic (1)	$0.39	$0.36	$1.18	$1.08
Undistributed earnings, basic	0.44	0.41	1.07	1.15
Total	$0.83	$0.77	$2.25	$2.23

Net earnings per common share, diluted
Distributed earnings, diluted	$0.39	$0.36	$1.17	$1.08
Undistributed earnings, diluted	0.44	0.41	1.07	1.14
Total	$0.83	$0.77	$2.24	$2.22

(1) Distributed earnings, basic may differ from actual per share amounts paid as dividends, as the EPS computation under GAAP requires the use of the weighted average, rather than the actual number of, shares outstanding.